BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that its Board of Directors, in the meeting held on June 29, 2018, under the terms of Article 23, item (xxx) of its Bylaws, approved, by unanimous decision, the contract and disbursement, with Banco Bradesco, of Export Credit Note in the amount of approximately R$1.1 billion (one billion and one hundred million reais), equivalent to US$280 million (two hundred and eighty million US dollars), with semi-annual interests and maturity on June 05, 2023.

BRF has been demonstrating intense focus on its liability management, targeting the lengthening of the average tenor of its debt and prioritizing the maintenance of a sound short term liquidity.

São Paulo, July 02, 2018.

Lorival Nogueira Luz Jr.

Global Chief Operating Officer,

Chief Financial and Investor Relations Officer